

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2019

Grant Issac
Senior Vice-President and Chief Financial Officer
Cameco Corporation
2121 - 11th Street West
Saskatoon, Canada S7M1J3

      Re: Cameco Corporation
          Form 40-F for Fiscal Year Ended December 31, 2018
          Filed March 29, 2019
          File No. 001-14228

Dear Mr. Issac:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Beverages, Apparel and Mining